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November 21, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Attention:  Angela Crane, Branch Chief


Regarding:  Eastman Kodak Company
            Form 10-K for the fiscal year ended December 31, 2005
            File No. 001-00087



Please find below the Company's response to the Staff's letter to me dated October 24, 2006. If you have any questions, please call Diane Wilfong (Kodak) at (585) 781-
5650, Laurence Hickey (Kodak) at (585) 724-3378 or Brian Lane
(Gibson, Dunn & Crutcher) at (202) 887-3646.

Please direct any future correspondence on this topic to Frank Sklarsky, my successor as Chief Financial Officer of
Eastman Kodak Company.







                              Sincerely,

                              /s/ Robert H. Brust






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Form 10-K for the fiscal year ended December 31, 2005

General

1. We have reviewed your October 6, 2006, response, in which you discuss your compliance with U.S. export law. Please clarify for us whether any of your foreign subsidiaries or branches has provided or provides products, technology or services into Iran, Sudan or Syria that (i) could not lawfully be provided by a U.S. company or, (ii) if provided into those countries by a U.S. company or if comprised of U.S.-origin components, would require a license from the Treasury Department's Office of Foreign Assets Control or the Commerce Department's Bureau of Industry and Security. If any of your foreign subsidiaries or branches has provided or provides such products, technology or services into any of those countries, please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, technology or services have military application(s), and describe the possible military uses.


The Company does not supply any products, technology or services into Iran, Sudan or Syria from any U.S. company. Prior to the effective date of the Executive Order banning sales of U.S. products to Syria, a U.S. branch of the Company based in Dubai, UAE sold limited quantities of Kodak products to customers in Syria. There have been no sales by this branch into Syria since the embargo went into effect. All sales into the countries indicated above are made from foreign subsidiaries and to the best of the Company's knowledge, understanding and belief do not contain U.S.- origin content, the U.S.-origin content was de minimis, were made from normal, stocked inventory, or the appropriate licenses were obtained. Therefore, the sales are in full compliance with U.S. Export Law.

In response to the Staff's comment, sales of these products and services would require a license from the Treasury Department's Office of Foreign Assets Control ("OFAC") or from the Commerce Department's Bureau of Industry and Security ("BIS") if the sales had been made from a U.S. company. However, to the best of the Company's knowledge, understanding and belief, any sales of products or services by a foreign subsidiary into Iran, Syria or the Sudan were either conducted in a manner that would not require a license or were pursuant to a license obtained from OFAC or BIS.

In addition, to the best of the Company's knowledge, understanding and belief, none of the products, technology or services that are provided into these countries were designed or intended for military applications.